

Mail Stop 3561

April 26, 2017

Ernie Garcia, III
Chief Executive Officer
Carvana Co.
4020 E. Indian School Road
Phoenix, Arizona 85018

> **Re:** **Carvana Co.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 17, 2017**
> **File No. 333-217085**

Dear Mr. Garcia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Use of proceeds, page 55

1. We note that all but $35.5 million of your net proceeds will be used for "general corporate purposes." If you have any current specific plans for such proceeds, please identify each such plan and quantify the amount of proceeds to be allocated to each such plan. If you do not have any current specific plans for such proceeds, please so state and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K."

Dilution, page 59

2. Please explain to us how you derived the number of shares of Class A common stock to be outstanding after Assumed Redemption and why the number of shares does not equal the assumed conversion of LLC Units as reflected in the computation of diluted loss per share on page 68.

Unaudited Pro Forma Consolidated Financial Data

Noted to Unaudited Pro Forma Consolidated Balance Sheet, page 65

3. Please disclose the amount of each of the pro forma adjustments to members' deficit, Class A common stock, class B common stock, additional paid-in capital, accumulated deficit and non-controlling interest in notes (d), (e), (f) and (h.)

Noted to Unaudited Pro Forma Consolidated Statements of Operations, page 67

4. Please disclose the amounts of the pro forma adjustments in notes (i), (j) and (k).

Exhibit 5.1

5. It appears that counsel's opinion that the Shares will be authorized is subject to the assumption that the Amended and Restated Certificate is filed with the Secretary of State of the State of Delaware. Please revise the opinion to remove this assumption, or confirm that an appropriately unqualified opinion will be filed by post-effective amendment no later than the closing date of the offering. See Sections II.B.2.f and II.B.3.a of Staff Legal Bulletin No. 19."

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products